

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

November 2, 2010

By facsimile to (202) 828-5393 and U.S. Mail

Mr. Ram Mukunda
Chief Executive Officer and President
India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, MD 20814

Re: India Globalization Capital, Inc.
        Pre-effective Amendment 6 to Registration Statement on Form S-1
        Filed October 27, 2010
        File No. 333-163867

Dear Mr. Mukunda:

    We reviewed the filing and have the comments below.

1. We reissue comment 1 from our October 19, 2010 letter. Please revise your prospectus to state that the placement agents are underwriters.

2. Please disclose the price at which you are selling the warrants.

3. We note that purchasers of your common stock will automatically receive a warrant to purchase one share of common stock for each three shares of common stock that they purchase in this offering. Please clarify whether you are registering for sale these warrants.

4. Please remove the assumptions in subparagraphs iv, vii, viii, ix, and x from the legal opinion filed as exhibit 5.1.

5. Please file an executed version of the placement agent agreement.

Closing

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please

understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further

review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Stanley S. Jutkowitz, Esq.
        Seyfarth Shaw LLP
        975 F Street, N.W.
        Washington, DC 20004